The Providence Service Corporation

5524 East Fourth Street

Tucson, AZ 85711

August 15, 2008

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:	The Providence Service Corporation
Form 10-K filed March 14, 2008
File No. 000-50364

Dear Ms. Jenkins:

This letter represents The Providence Service Corporation’s (“Registrant”, “We”, “Our” or similar pronouns) response to your comment letter dated August 1, 2008 (“Comment Letter”) to Form 10-K, filed by us on March 14, 2008 (“Form 10-K”), SEC file number 000-50364.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Statements of Cash Flows, page 68

Staff Comment

1.	Please separately present the provision for doubtful accounts as an adjustment to reconcile net income to net cash provided by operating activities. Refer to footnote 17 in paragraph 115 of SFAS 95 for additional guidance.

Registrant Response

We acknowledge the guidance in footnote 17 in paragraph 115 of SFAS 95 related to the presentation of operating cash receipts. A revision of our presentation of the change in accounts receivable (to present operating cash receipts by separately presenting the provision for doubtful accounts as an adjustment to reconcile net income to net cash provided by operating activities) reflected in the statement of cash flows for the periods presented would not change the net cash provided by operating activities. Consequently, we propose to separately present our provision for doubtful accounts as an adjustment to reconcile net income to net cash provided by operating activities in future filings beginning with our Form 10-Q for the quarterly period ending September 30, 2008.

U.S. Securities and Exchange Commission

August 15, 2008

Notes to Consolidated Financial Statements, page 70

Note 6. Acquisitions, page 82

Staff Comment

2.	You present preliminary allocation of the purchase prices for various 2007 acquisitions. It appears to us that these allocations were not finalized as of your year end. Please provide the fact and reasons to the footnote as required by paragraph 51(h) of SFAS 141.

Registrant Response

With respect to any purchase price allocation that was not finalized at December 31, 2007, we set forth that fact and the reason therefor in the second sentence of the first paragraph under Note 6 Acquisitions on page 82 of our Form 10-K. This sentence reads as follows: “The cost of these acquisitions has been allocated to the assets and liabilities acquired based on a preliminary evaluation of their respective fair values and may change when the final valuation of certain intangible assets is determined.”

In addition, for purposes of distinguishing between acquisitions with preliminary purchase price allocation and acquisitions with final purchase price allocation, we listed the acquisitions where we have completed a final valuation of the acquired assets and liabilities and have finalized the related allocations. For further clarity we indicated in the sentence above the condensed balance sheet table for each acquisition that, “The following represents the Company’s preliminary allocation of the purchase price and associated acquisition costs”, for acquisitions where we have not finalized the purchase price allocation as of December 31, 2007. We believe our disclosures comply with the requirements of paragraph 51(h) of SFAS 141, and we believe our choice to use comprehensive disclosures, where the information about our acquisitions is common, simplifies the disclosure and avoids unnecessary, repetitive language.

Note 9. Business Segments, page 95

Staff Comment

3.	We note in your letter to us dated November 22, 2006, that you proposed to include certain disclosures regarding segment reporting in future filings. We could not locate the proposed disclosures in your Form 10-K. Please include the disclosures or tell us why you did not include them in your Form 10-K as you had proposed.

Registrant Response

For the years prior to our fiscal year ended December 31, 2007, we had determined that, for purposes of applying SFAS 131, our segments met the criteria for aggregation in to one reporting segment under the criteria set forth in paragraph 17 of SFAS 131 as they have similar long-term economic characteristics. Our proposed disclosures (included in our letter to the Commission dated November 22, 2006) regarding segment reporting appeared in our Form 10-K for the year ended December 31, 2006.

In December 2007, we acquired Charter LCI Corporation, the parent company of LogistiCare, Inc., or LogistiCare. LogistiCare is the nation’s largest case management provider coordinating non-emergency transportation services primarily to Medicaid recipients. With this acquisition, we began operating in the following two reportable segments: Social Services and Non-Emergency Transportation Services. As such we began disclosing segment information in accordance with SFAS 131 in our Form 10-K with respect to these two reporting segments. In addition, we believe that our Social Services operating segment continues to meet the criteria for aggregation in to one reporting segment under the criteria set forth in paragraph 17 of SFAS 131. Therefore, we determined that our previously proposed disclosures regarding segment disclosure were no longer necessary. However, we acknowledge the Staff’s recommendation to continue to include our previously proposed disclosures regarding segment reporting and we have no objection to including these disclosures in our future filings where applicable beginning with our Form 10-Q for the quarterly period ending September 30, 2008 if the Staff continues to believe that such additional language is appropriate.

U.S. Securities and Exchange Commission

August 15, 2008

Note 11. Earnings per Share, page 98

Staff Comment

4.	We note that your denominator for basic earnings per share on a weighted average basis was 11,744,856 for 2007. We further note that the number of common shares outstanding at December 31, 2006 and 2007, was 12,171,127 and 12,756,392, respectively. Please tell us why the weighted average number of shares outstanding for 2007 was lower than the beginning and ending outstanding share amounts. In addition, tell us how you treated the exchangeable shares for purposes of computing earnings per share and the basis for your treatment.

Registrant Response

The number of our common shares reflected as outstanding on our balance sheets at December 31, 2006 and 2007 of 12,171,127 and 12,756,392, respectively, included (as noted in the balance sheets) treasury shares of 146,905 and 612,026, respectively. For purposes of calculating the denominator for basic earnings per share on a weighted-average basis, we excluded shares held in treasury and factored in shares of our common stock issued or repurchased during 2007 as follows:

	December 31,
	2007	2006
Shares issued and outstanding (including treasury shares)	12,756,392	12,171,127
Less: Treasury shares	(612,026)	(146,905)

Shares issued and outstanding (excluding treasury shares)	12,144,366	12,024,222

	Shares issued & outstanding	Weighted-average shares for basic earnings per share
Shares issued and outstanding (excluding treasury shares) as of December 31, 2006	12,024,222	12,024,222

Shares issued in connection with our acquisition of LogistiCare in December 2007 (A)	407,251	27,547
Shares issued in connection with the exercise of stock options (B)	123,546	45,427
Restricted stock issued ( C)	54,468	24,660
Stock repurchase (D)	(465,121)	(397,099)
Contingent shares to be issued in connection with an acquisition of a business in 2006 (E)	—	20,099

Shares issued and outstanding (excluding treasury shares) as of December 31, 2007	12,144,366	11,744,856

(A)	We issued 407,251 shares of our common stock as of December 31, 2007 to holders of stock options to purchase common stock shares of LogistiCare under a stock option cancellation and exchange agreement in connection with the acquisition of LogistiCare in December 2007.
(B)	In 2007, we issued 123,546 shares of our common stock at various times during the year in connection with the exercise of employee stock options under our various stock option plans.
(C)	In 2007, we issued 54,468 shares of our common stock at various times during the year upon the vesting of certain restricted stock awards granted in 2006 under our 2006 Long-Term Incentive Plan.

U.S. Securities and Exchange Commission

August 15, 2008

(D)	On February 1, 2007, our board of directors approved a stock repurchase program for up to one million shares of our common stock. We may purchase shares of our common stock from time to time in the open market or in privately negotiated transactions, depending on the market conditions and our capital requirements. In 2007, we repurchased 462,500 shares of our common stock in the open market. In addition, in connection with the vesting of restricted stock awards mentioned in note (C) above, 2,621 shares of our common stock were surrendered to us by the recipients to pay their associated taxes due to the Federal and state taxing authorities. These shares were placed in treasury.
(E)	As of December 31, 2007, we were obligated to pay to the former members of W.D. Management, L.L.C. (“WD Management”), a company we acquired in 2006, approximately $8.9 million under an earn out provision pursuant to a formula specified in the purchase agreement that was based upon the financial performance of WD Management for the year ended December 31, 2007. As of December 31, 2007 the contingent consideration was to be paid in a combination of cash and 79,742 shares of our unregistered common stock (weighted over the period October 1, 2007 to December 31, 2007 for purposes of computing basic earnings per share), the value of which was approximately $2.2 million and was determined in accordance with the provisions of the purchase agreement. Because these shares were not issued at December 31, 2007, they were not included in the shares issued and outstanding at that date. These shares were included in our computation of basic earnings per share on a weighted-average basis for the year ended December 31, 2007 as the contingency had been resolved as of December 31, 2007 and it was definitively known how many shares would ultimately be issued to the former members of W.D. Management. We paid the contingent consideration to the former members of W.D. Management on May 14, 2008.

The weighted-average number of shares outstanding for 2007 was lower than the beginning and ending outstanding share amounts due to the effect of the repurchase of our common stock in the open market. These shares reduced the number of shares outstanding for purposes of calculating basic and diluted earnings per share.

With respect to the treatment of the exchangeable shares for purposes of computing earnings per share for the year ended December 31, 2007, we reduced the numerator for calculating basic earnings per share to arrive at net income available to common stockholders for the participating effect of non-controlling interest represented by the exchangeable shares under the two class method. The exchangeable shares have a requirement to pay dividends when our common stock pays dividends. As such, these exchangeable shares were treated as participating securities and the reduction in the numerator was calculated in a manner consistent with the guidance set forth in EITF 03-06. The numerator would be increased to net income for calculating diluted earnings per share if the effect were dilutive. Please see the attached Exhibit 1 for our analysis of the dilutive effect of the non-controlling interest and our conclusion that for the year ended December 31, 2007, this effect was antidilutive.

If you have any questions, please contact the undersigned at (520) 747-6674.

Very truly yours,

/s/ Michael N. Deitch
Michael N. Deitch
Chief Financial Officer

Exhibit 1

	For the year ended December 31, 2007
	Numerator	Denominator
	Net Income Available to Common Stockholders	Common Shares	Per Share
BASIC
Net Income, as reported	14,388,674
Pro-rata income for exchangeable shares	(147,681)

Net Income for Basic earnings per share	14,240,993	11,744,856	1.21253	BASIC

STEP 1 - ADD STOCK OPTIONS & RESTRICTED STOCK AWARDS (“RSAs”)
Net Income, as reported	14,388,674
Pro-rata income for exchangeable shares	(147,681)

Net Income for Basic earnings per share	14,240,993	11,744,856
Effect of Stock Options & RSAs:		181,719

		11,926,575	1.19406	Dilutive

STEP 2 - ADD EXCHANGEABLE SHARES
Net Income, as reported	14,388,674	11,926,575
Effect of Non-Controlling Interest (287,576 shares x 153/365 days)		120,546

(weighted for the period August 1, 2007 to December 31, 2007)		12,047,121	1.19437	Anti-dilutive EXCLUDE